SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 12, 2018

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: April 12, 2018	By:	/s/ Vito Culmone
	Name:	Vito Culmone
	Title:	Executive Vice President and Chief Financial Officer Shaw Communications Inc.

NEWS RELEASE

Shaw Announces Second Quarter and Year-To-Date Fiscal 2018 Results

•	Record Wireless subscriber performance highlighted by postpaid net additions of 93,500 driven by strong customer demand for the iPhone and Big Gig data plans

•	Consolidated revenue increased 12.4% year-over-year due to breakout performance in Wireless

•	Company reports second quarter restructuring charge of $417 million related to Total Business Transformation initiative

Calgary, Alberta (April 12, 2018) – Shaw Communications Inc. announces consolidated financial and operating results for the quarter ended February 28, 2018. Revenue from continuing operations for the quarter of $1.36 billion increased 12.4% over the comparable period led by Wireless and Business results. Operating income before restructuring costs and amortization1 for the quarter of $501 million was consistent with results in the second quarter of fiscal 2017.

“Our strong second quarter results clearly show that Canadians have a demand for a truly competitive wireless option,” said Brad Shaw, Chief Executive Officer. “Our strategy to grow our Wireless business has been simple: create a wireless provider that offers fairness and value to Canadians and that respects people’s desire to connect when they want, how much they want, and on the iconic devices they want.”

“We are successfully executing our Wireless plan. This quarter, which included a very busy holiday season, we set a record with more than 93 thousand net postpaid subscriber additions. The confidence that new and existing customers have in our service has only strengthened our resolve to continue investing in our network while growing our market share through pricing and packaging options, such as our Big Gig data plans,” said Brad Shaw.

Shaw continues to improve the Wireless experience for its customers including an expanded distribution platform through our first agreement with a national retailer. Launching in April, Loblaws’ ‘The Mobile Shop’ will sell Freedom Mobile handsets and service plans in approximately 100 of their locations across Canada. In addition, another significant network milestone has been achieved with the refarm of 10 MHz of AWS-1 spectrum now complete across Freedom Mobile’s footprint. The Company continues to actively roll out its 2500 and 700 MHz spectrum which further improves the network quality and will enable additional features such as VoLTE.

Brad Shaw continued: “We commend the federal government on its support for strong and sustainable competition, as reflected in the recent announcement of a set-aside for the upcoming 600 MHz auction. This decision will help ensure a future for wireless competition in Canada and is a significant win for all Canadians, who deserve more from their wireless services.”

“In the two years since we acquired our Wireless business, we have made significant investments and improvements to our network and our service. We are excited by the tremendous growth potential of this business, and, as shown by our results this quarter, we are committed to delivering a strong and competitive wireless alternative that will benefit all Canadians,” said Brad Shaw.

Selected Financial Highlights

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars except per share amounts)	2018	2017	Change%	2018	2017	Change%
Revenue	1,355	1,206	12.4	2,604	2,422	7.5
Operating income before restructuring costs and amortization [1]	501	503	(0.4)	982	1,007	(2.5)
Operating margin [1]	37.0%	41.7%	(4.7pts )	37.7%	41.6%	(3.9pts )
Free cash flow [1]	135	147	(8.2)	187	305	(38.7)
Net income (loss) from continuing operations	(164)	150	(>100.0)	(44)	244	(>100.0)
Loss from discontinued operations, net of tax	—	(3)	>100.0	(6)	(7)	14.3
Net income (loss)	(164)	147	(>100.0)	(50)	237	(>100.0)
Diluted earnings (loss) per share	(0.33)	0.30		(0.11)	0.48

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures in the accompanying MD&A”.

Net loss for the quarter of $164 million compared to net income of $147 million in the second quarter of fiscal 2017. The decrease substantially reflects $417 million restructuring related costs recorded during the second quarter of 2018 in respect to the Total Business Transformation (“TBT”) initiative and related Voluntary Departure Program (“VDP”) accepted by eligible employees, as further described below.

Free cash flow1 for the quarter of $135 million compared to $147 million in the prior year. The decrease for the quarter was largely due to planned higher capital spending.

Total Wireless revenue of $290 million improved 106% year-over-year as equipment revenue of $148 million compared to $24 million in the second quarter of fiscal 2017 and service revenue improved 21% to $142 million. Wireless operating income before restructuring costs and amortization of $36 million improved 24% year-over-year primarily due to the growth in subscribers and higher average revenue per unit (“ARPU”), partially offset by incremental costs from higher subscriber loading in the period and margin pressure from significantly higher equipment sales.

In the quarter, the Company added approximately 89,700 net Wireless revenue generating units (“RGUs”)—(postpaid +93,500/prepaid -3,800), an increase of more than 2.5 times the 33,400 net additions achieved in the second quarter of fiscal 2017. The increase in the customer base reflects customer demand for the iPhone combined with our device pricing and packaging options and the ongoing execution of our wireless growth strategy to improve the network and customer experience.

Second quarter Wireline revenue and operating income before restructuring costs and amortization of $1.07 billion and $465 million remained flat and declined 1.9%, respectively. While revenue held flat, the year-over-year decline in Wireline operating income before restructuring costs and amortization continues to be impacted by a challenging Consumer video environment, including a declining customer base and a general shift into lower priced video packages. The decline in Video and Phone subscribers more than offset the positive impact of continued Internet growth. Shaw Business delivered another solid quarter, with second quarter revenue up 5.3% year-over-year to $140 million.

Wireline RGUs declined by approximately 25,600 in the quarter compared to a loss of approximately 6,900 in the second quarter of 2017. Internet gains of approximately 5,500 in the quarter were more than fully offset by video, phone and satellite RGU losses.

In the quarter, the Company introduced TBT, a multi-year initiative designed to reinvent Shaw’s operating model to better meet the evolving needs and expectations of consumers and businesses by reducing staff, optimizing the use of resources and maintaining and ultimately improving customer service. Three key elements of the transformation are to: 1) shift customer interactions to digital platforms; 2) drive more self-install and self-serve; and, 3) streamline the organization that builds and services the networks. As part of the TBT initiative, the Company also plans to reduce input costs, consolidate functions, and streamline processes, which is expected to create operational improvements across the business allowing it to evolve into a more efficient organization.

As a first step in the TBT, the VDP was offered to eligible employees. The outcome of the program had approximately 3,300 Shaw employees accepting the VDP package representing approximately 25% of all employees. As part of the program design, the majority of customer-facing employees (i.e., Customer Care, Retail, Sales) were not eligible to participate in the VDP. A large portion of employees who elected to participate in the VDP are in functions that will be addressed through the aforementioned key elements of the TBT and Shaw has control over the timing of employee departures across the Company through an actively managed, orderly transition over the next 18 months. In select functions, the Company determined that some employees will transition over a 24-month period, an extension from the 18-month period initially expected. Approximately 1,200 employees will be exiting before the end of fiscal 2018.

In connection with various TBT activities, including the VDP, Shaw has incurred a restructuring charge of $417 million in the second quarter of fiscal 2018, primarily related to severance and other employee related costs, as well as additional costs directly associated with the TBT initiative. While the restructuring charge has been recognized in the second quarter of fiscal 2018 results, the actual timing of employee payments related to the charge will occur over a 24-month period, starting March 29, 2018. The Company does not anticipate the full-year TBT restructuring costs to exceed $450 million.

The anticipated annualized savings, which include reductions in operating expenses and capital expenditures (i.e. labour costs that can be identified or associated with a capital project), related to the VDP, are expected to be approximately $215 million and will be fully realized in fiscal 2020. Shaw expects these cost reductions to be weighted 60% to operating expenses, being approximately $130 million, and 40% to capital expenditures, being approximately $85 million (compared to the $225 million equally weighted estimate of 50% operating expenses and 50% capital expenditures initially estimated at the end of the VDP). VDP related cost reductions in fiscal 2018 are expected to be approximately $48 million, of which approximately $40 million will be attributed to operating expenses and approximately $8 million attributed to capital expenditures. See also “Introduction”, “Other Income and Expense Items”, “Caution Concerning Forward Looking Statements” and “Risks and Uncertainties” in the accompanying Management’s Discussion and Analysis (“MD&A”) for a discussion of the TBT, the VDP and the risks and assumptions associated therewith.

The Company confirms that it remains on track to meet its fiscal 2018 guidance which includes consolidated operating income before restructuring costs and amortization growing to approximately $2.1 billion – an increase of approximately 5% over fiscal 2017; capital investments of approximately $1.38 billion; and free cash flow1 of approximately $375 million. Shaw’s guidance confirmation includes assumptions related to cost reductions that will be achieved through TBT initiatives (specifically the VDP); roaming cost reductions of approximately $12 million expected to be realized in the third quarter of fiscal 2018 associated with the CRTC finalizing wholesale mobile wireless roaming rates; and short-term incremental costs associated with growth in Wireless handset sales. See also “Caution Concerning Forward Looking Statements” in the accompanying MD&A.

Brad Shaw concluded, “Our company is at a pivotal moment and we are solidly committed to our long-term growth strategy to capitalize on efficiencies, streamline processes and improve our business through the Total Business Transformation initiative. Our teams of dedicated people are working every day to enhance our customers’ experiences – by building on the strengths and potential of our Wireless operations while creating an operating model in our Wireline business that allows us to improve and streamline our service.”

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone and video services. The Wireless division provides wireless voice and LTE-Advanced data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca

The accompanying MD&A forms part of this news release and the “Caution concerning forward-looking statements” applies to all the forward-looking statements made in this news release.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

1	See definitions and discussion under “Non-IFRS and additional GAAP measures” in the accompanying MD&A.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended February 28, 2018

April 12, 2018

Advisories

The following Management’s Discussion and Analysis (“MD&A”), dated April 12, 2018, should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto for the quarter ended February 28, 2018 and the 2017 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2017 Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw”, the “Company”, “we”, “us” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). Forward looking statements in this MD&A include, but are not limited to statements related to:

•	future capital expenditures;

•	proposed asset acquisitions and dispositions;

•	expected cost efficiencies;

•	financial guidance and expectations for future performance;

•	business and technology strategies and measures to implement strategies;

•	the Company’s equity investments, joint ventures and partnership arrangements;

•	competitive strengths;

•	expected project schedules, regulatory timelines, completion/in-service dates for the Company’s capital and other projects;

Shaw Communications Inc.

•	expected growth in subscribers and the products/services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	the restructuring charges (related primarily to severance and employee related costs) expected to be incurred and the timing of such charges in connection with the Company’s Total Business Transformation (“TBT”) initiative;

•	the anticipated annual cost reductions related to the Voluntary Departure Program (“VDP”) (including reductions in operating and capital expenditures) and the timing of realization thereof;

•	the impact that the employee exits will have on Shaw’s business operations;

•	outcome of the TBT initiative, including the timing thereof and the total savings at completion; and

•	expansion and growth of the Company’s business and operations and other goals and plans.

All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. These assumptions, many of which are confidential, include but are not limited to management expectations with respect to:

•	general economic, market and business conditions;

•	future interest rates;

•	previous performance being indicative of future performance;

•	future income tax and exchange rates;

•	technology deployment;

•	future expectations and demands of our customers;

•	subscriber growth;

•	short-term incremental costs associated with growth in Wireless handset sales;

•	cost reductions associated with the CRTC finalizing wholesale mobile wireless roaming rates;

•	pricing, usage and churn rates;

•	availability of devices;

•	content and equipment costs;

•	industry structure, conditions and stability;

•	government regulation;

•	the completion of proposed transactions;

•	the TBT initiative being completed in a timely and cost-effective manner and yielding the expected results and benefits, including: (i) resulting in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s consumers’ needs and expectations (including the products and services offered to its customers) and (ii) realizing the expected cost reductions;

•	the Company being able to complete the employee exits pursuant to the VDP with minimal impact on business operations within the anticipated timeframes and for the budgeted amount;

•	the cost estimates for any outsourcing requirements and new roles in connection with the VDP; and

•	the integration of recent acquisitions.

You should not place undue reliance on any forward-looking statements. Many risk factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including but not limited to:

Shaw Communications Inc.

•	changes in general economic, market and business conditions;

•	changing interest rates, income taxes and exchange rates;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	changing industry trends, technological developments, and other changing conditions in the entertainment, information and communications industries;

•	the Company’s failure to execute its strategic plans and complete capital and other projects by the completion date;

•	the Company’s failure to grow subscribers;

•	the failure to realize roaming cost reductions;

•	the Company’s failure to close any transactions;

•	the Company’s failure to achieve cost efficiencies;

•	the Company’s failure to implement the TBT initiative as planned and realize the anticipated benefits therefrom, including: (i) the failure of the TBT to result in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s consumers’ needs and expectations (including the products and services offered to its customers) and (ii) the failure to realize the expected cost reductions;

•	the Company’s failure to complete employee exits pursuant to the VDP with minimal impact on operations;

•	technology, cyber security and reputational risks;

•	opportunities that may be presented to and pursued by the Company;

•	changes in laws, regulations and decisions by regulators that affect the Company or the markets in which it operates;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•	other factors described in this MD&A under the heading “Risks and Uncertainties” and in the MD&A for the year ended August 31, 2017 under the heading “Known events, Trends, Risks, and Uncertainties”.

The foregoing is not an exhaustive list of all possible risk factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

This MD&A provides certain future-oriented financial information or financial outlook (as such terms are defined in applicable securities laws), including the financial guidance and assumptions disclosed under “Outlook”, the expected annualized savings to be realized from the VDP and the anticipated TBT restructuring costs for fiscal 2018. Shaw discloses this information because it believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess Shaw’s expected operational and financial performance and as an indicator of its ability to service debt and pay dividends to shareholders. The Company cautions that such financial information may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward looking statements contained in this MD&A are expressly qualified by this statement.

Shaw Communications Inc.

Non-IFRS and additional GAAP measures

Certain measures in this MD&A do not have standard meanings prescribed by IFRS and are therefore considered non-IFRS measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, IFRS and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Please refer to “Non-IFRS and additional GAAP measures” in this MD&A for a discussion and reconciliation of non-IFRS measures, including operating income before restructuring costs and amortization and free cash flow.

Shaw Communications Inc.

Introduction

In fiscal 2018, our team set out to reach several new milestones on the journey towards becoming a leading Canadian connectivity company. We have taken purposeful strides to evolve Shaw’s value proposition of providing leading and innovative products and services, drive operational momentum and enhance our customers’ connectivity experience. From technology to network deployment, marketing to product pricing and packaging, and billing to service delivery, we are developing a connectivity experience made possible through converging platforms that are designed to meet the evolving demands of our customers.

In the quarter, the Company introduced TBT, a multi-year initiative designed to reinvent Shaw’s operating model to better meet the changing tastes and expectations of consumers and businesses by reducing staff, optimizing the use of resources, and maintaining and ultimately improving customer service. Three key elements of TBT are to: 1) shift customer interactions to digital platforms; 2) drive more self-install and self-serve; and, 3) streamline the organization that builds and services the network. As part of the TBT initiative, the Company also plans to reduce input costs, consolidate functions, and streamline processes, which is expected to create operational improvements across the business allowing it to evolve into a more efficient organization.

As a first step in the TBT, the VDP was offered to eligible employees. The outcome of the program had approximately 3,300 Shaw employees accepting the offer representing approximately 25% of all employees. As part of the program design, the majority of customer-facing employees (i.e., Customer Care, Retail, Sales) were not eligible to participate in the VDP. A large portion of employees who elected to participate in the VDP are in functions that will be addressed through the aforementioned key elements of the TBT and Shaw has control over the timing of employee departures across the Company through an actively managed, orderly transition over the next 18 months. In select functions, the Company determined that some employees will transition over a 24-month period, an extension from the 18-month period initially expected. Approximately 1,200 employees will be exiting before the end of fiscal 2018.

In connection with various TBT activities, including the VDP, Shaw has incurred a restructuring charge of $417 million in the second quarter of fiscal 2018, primarily related to severance and other employee related costs, as well as additional costs directly associated with the TBT initiative. While the restructuring charge has been recognized in the second quarter of fiscal 2018 results, the actual timing of employee payments related to the charge will occur over a 24-month period, starting March 29, 2018. The Company does not anticipate full-year TBT restructuring costs to exceed $450 million.

The anticipated annualized savings, which include reductions in operating expenses and capital expenditures (i.e. labour costs that can be identified or associated with a capital project), related to the VDP, are expected to be approximately $215 million and will be fully realized in fiscal 2020. Shaw expects these cost reductions to be weighted 60% to operating expenses, being approximately $130 million, and 40% to capital expenditures, being approximately $85 million (compared to the $225 million equally weighted estimate of 50% operating expenses and 50% capital expenditures initially estimated at the end of the VDP). VDP related cost reductions in fiscal 2018 are expected to be approximately $48 million, of which approximately $40 million will be attributed to operating expenses and $8 million attributed to capital expenditures. See also “Other Income and Expense Items”, “Caution Concerning Forward Looking Statements” and “Risks and Uncertainties” for a discussion of the TBT, the VDP and the risks and assumptions associated therewith.

Shaw Communications Inc.

Wireless

In our Wireless business, our goal remains simple – to provide Canadians with sustainable and exceptional value and choice in their wireless carrier. On the back of our robust LTE-Advanced network, which is continuously improving, our ‘Big Gig’ data plans and the iPhone 8 and iPhone X experienced strong demand throughout the quarter.

We have a clear strategy for growing our Wireless business and our strong second quarter results are yet another indicator that we are successfully executing on our plan. During the quarter, which included a busy holiday season and official launch of the iPhone, we achieved a record quarter with net postpaid subscriber additions of over 93 thousand. Our Wireless network is continuously improving and we expect to profitably grow our market share through pricing and packaging options such as our Big Gig data plans.

Shaw continues to improve the Wireless experience for its customers including an expanded distribution platform through our first agreement with a national retailer. Launching in April, Loblaws’ ‘The Mobile Shop’ will sell Freedom Mobile handsets and service plans in approximately 100 of their locations across Canada. In addition, another significant network milestone has been achieved with the refarm of 10 MHz of AWS-1 spectrum now complete across Freedom Mobile’s footprint. The Company continues to actively roll out its 2500 and 700 MHz spectrum which further improves the network quality and will enable additional features such as VoLTE.

In the two years since we acquired our Wireless business, we have made significant investments and improvements to our network and our service. We are excited by the tremendous growth potential of this business, and, as shown by our results this quarter, we are committed to delivering a strong and competitive wireless alternative that will benefit all Canadians.

Wireline

The value of our Internet service is reflected in outstanding results – strong cumulative net gains in Internet subscribers over the last seven quarters. Continued investment in our extensive hybrid co-axial broadband network enables us to offer WideOpen Internet 150 across 99% of our Western Canadian cable footprint. We believe Canadians should not have limitations on how much they use the Internet – by offering our flagship WideOpen Internet 150 plan with unlimited data, we are providing customers peace of mind in knowing they can stream, download and browse without any overage charges for going over monthly data limits.

In a challenging Consumer Video environment, including a declining customer base and a general shift into lower priced video packages, Shaw’s BlueSky TV has helped moderate the impacts of the evolving cable video market. The launch of Shaw’s BlueSky TV in mid-2017 provided a new future for our cable video operations, delivering a new premium television product to Canadians. Powered by Comcast’s next generation X1 platform, Shaw BlueSky TV leverages the strength of our network to make this new television experience possible for our customers. Integrated with Netflix and featuring benefits like voice-controlled remote and advanced search, Shaw BlueSky TV has given customers an elevated video and entertainment experience.

On the shoulders of its Smart suite of products, Shaw Business continues to grow at a steady pace despite recent years of economic challenges experienced in parts of Western Canada. Highlighted by growth in the small and medium-sized business markets, the Business division continues to consistently increase its customer base, revenue and profitability. In December 2017, Shaw Business launched its fourth product under this portfolio – Smart Surveillance, a cloud-based security camera system which, when paired with Smart Security, provides the optimum level of physical security for small businesses.

Shaw Communications Inc.

Selected financial and operational highlights

Effective September 1, 2017, and as a result of the restructuring undertaken in fiscal 2017, the Company reorganized and integrated its management structure, previously separated in the Consumer and Business Network Services segments, into a combined Wireline segment, as management and costs became increasingly inseparable between the previously reported segments. There was no change to the Wireless operating segment.

Basis of presentation

On August 1, 2017, the Company sold 100% of its wholly owned subsidiary ViaWest, Inc. (“ViaWest”), previously reported under the Business Infrastructure Services division, to an external party.

On May 31, 2017, the Company entered an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Wireline segment, to an external party. The transaction closed on September 15, 2017.

Accordingly, the operating results and operating cash flows for the previously reported Business Infrastructure Services division and the Shaw Tracking business (an operating segment within the Wireline division) are presented as discontinued operations separate from the Company’s continuing operations. The Business Infrastructure Services division was comprised primarily of ViaWest. The remaining operations of the previously reported Business Infrastructure Services segment and their results are now included within the Wireline segment. This MD&A reflects the results of continuing operations, unless otherwise noted.

Financial Highlights

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars except per share amounts)	2018	2017	Change %	2018	2017	Change %
Operations:
Revenue	1,355	1,206	12.4	2,604	2,422	7.5
Operating income before restructuring costs and amortization (1)	501	503	(0.4)	982	1,007	(2.5)
Operating margin (1)	37.0%	41.7%	(4.7pts )	37.7%	41.6%	(3.9pts )
Net income (loss) from continuing operations	(164)	150	(>100.0)	(44)	244	(>100.0)
Income (loss) from discontinued operations, net of tax	—	(3)	>100.0	(6)	(7)	14.3
Net income (loss)	(164)	147	(>100.0)	(50)	237	(>100.0)
Per share data:
Basic and diluted earnings per share
Continuing operations	(0.33)	0.31		(0.10)	0.49
Discontinued operations	—	(0.01)		(0.01)	(0.01)

	(0.33)	0.30		(0.11)	0.48

Weighted average participating shares outstanding during period (millions)	500	489		499	488
Funds flow from continuing operations (2)	(26)	397	(>100.0)	358	786	(54.5)
Free cash flow(1)	135	147	(8.2)	187	305	(38.7)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Funds flow from operations is before changes in non-cash balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Shaw Communications Inc.

Subscriber (or revenue generating unit (“RGU”)) highlights

			Change		Change
			Three months ended		Six months ended
	February 28, 2018	August 31, 2017	February 28, 2018	February 28, 2017	February 28, 2018	February 28, 2017
Wireline – Consumer
Video – Cable	1,635,554	1,671,277	(17,715)	(7,124)	(35,723)	(20,270)
Video – Satellite	748,736	773,542	(4,301)	(4,611)	(24,806)	(20,280)
Internet	1,884,179	1,861,009	5,476	13,466	23,170	30,430
Phone	893,271	925,531	(14,842)	(7,025)	(32,260)	(24,870)

Total Consumer	5,161,740	5,231,359	(31,382)	(5,294)	(69,619)	(34,990)

Wireline – Business
Video – Cable	49,934	51,039	(400)	(4,480)	(1,105)	(7,678)
Video – Satellite	32,353	31,535	1,330	1,041	818	1,006
Internet	170,312	170,644	162	(3,856)	(332)	(6,723)
Phone	337,951	327,199	4,655	5,692	10,752	11,056

Total Business	590,550	580,417	5,747	(1,603)	10,133	(2,339)

Total Wireline	5,752,290	5,811,776	(25,635)	(6,897)	(59,486)	(37,329)

Wireless
Postpaid	890,649	764,091	93,508	33,582	126,558	47,889
Prepaid	380,536	383,082	(3,806)	(155)	(2,546)	(4,992)

Total Wireless	1,271,185	1,147,173	89,702	33,427	124,012	42,897

Total Subscribers	7,023,475	6,958,949	64,067	26,530	64,526	5,568

Wireline RGUs declined by 25,635 in the quarter compared to a loss of 6,897 RGUs in the second quarter of 2017. Internet net gains of approximately 5,500 RGUs in the current quarter were more than offset by Video, Phone and Satellite RGU losses. The Company continued its moderated promotions strategy, focused on higher value Internet and Video subscribers.

In Wireless, the Company continued to add wireless subscribers, gaining a net combined 89,702 postpaid and prepaid subscribers in the quarter. This represents an increase of more than 2.5 times the 33,427 net additions achieved in the second quarter of fiscal 2017. The increase in the customer base reflects customer demand for the iPhone, data-centric service plans and the ongoing execution of our Wireless growth strategy to improve the network and customer experience.

Shaw Communications Inc.

Overview

For detailed discussion of divisional performance see “Discussion of operations.” Highlights of the consolidated second quarter financial results are as follows:

Revenue

Revenue for the second quarter of fiscal 2018 of $1.36 billion increased $149 million or 12.4% from $1.21 billion for the second quarter of fiscal 2017, highlighted by the following:

•	The year-over-year improvement in revenue was primarily due to growth in the Wireless division, contributing an incremental $149 million in revenue driven by higher postpaid RGUs (approximately 175,000 since February 28, 2017), an improvement to average revenue per unit (“ARPU”) and a large share of postpaid subscriber adds purchasing handsets, resulting in a $124 million increase in equipment revenue up from $24 million in the second quarter of fiscal 2017 to $148 million in the current quarter.

•	The Business division contributed $7 million or 5.3% to the consolidated revenue improvements for the quarter driven primarily by customer growth.

•	Consumer division revenue for the period decreased $7 million or 0.8% compared to the second quarter of fiscal 2017, mainly due to lower cable Video revenue driven by RGU losses and lower ARPU due to a change in Video customer mix. Cable Video revenue declines were partially offset by higher Internet revenues driven mostly by the addition of approximately 66,000 Internet RGUs since February 28, 2017 and rate increases introduced in each the fourth quarter of fiscal 2017 and the second quarter of fiscal 2018.

Compared to the first quarter of fiscal 2018, consolidated revenue for the quarter increased 8.5% or by $106 million. The increase in revenue over the prior quarter relates primarily to subscriber growth and handset sales in the Wireless division.

Revenue for the six-month period of $2.60 billion increased $182 million or 0.8% from $2.42 billion for the comparable period in fiscal 2017.

•	The year-over-year improvement in revenue was primarily due to the Wireless division contributing revenues of $465 million, an increase of $186 million or 66.7% compared to the comparable six-month period of fiscal 2017.

•	The Business division contributed $16 million or 6.1% to the consolidated revenue improvements for the six-month period driven primarily by customer growth.

•	Consumer division revenues decreased $19 million or 1.0% compared to the comparable six-month period of fiscal 2017.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization for the second quarter of fiscal 2018 of $501 million decreased by $2 million or 0.4% from $503 million for the second quarter of fiscal 2017, highlighted by the following:

•	The year-over-year improvement in the Wireless division of $7 million was more than fully offset by the $9 million or 1.9% decrease in the Wireline division. The decline in the Wireline division related primarily to the change in Video customer mix, coupled with higher programming costs.

Operating margin for the second quarter of 37.0% was down from 41.7% in the second quarter of fiscal 2017 due primarily to the impact of the lower Wireless operating margin of 12.4% as a result of the

Shaw Communications Inc.

additional equipment sales in the quarter and the lower resulting upfront margin achieved on loading these RGUs.

Compared to the first quarter of fiscal 2018, operating income before restructuring costs and amortization for the current quarter was up $20 million related primarily to lower corporate related costs.

For the six-month period, operating income before restructuring costs and amortization of $982 million decreased $25 million or 2.5% from $1.0 billion for the comparable period.

•	Wireless operating income before restructuring costs and amortization for the six-month period increased $12 million or 20.3% over the comparable period fully offset by a decrease in the Wireline division of $37 million related primarily to the change in Video customer mix, coupled with higher programming costs

Free cash flow

Free cash flow for the second quarter of fiscal 2018 of $135 million decreased $12 million from $147 million in the second quarter of fiscal 2017, mainly due to $19 million of higher planned capital expenditures.

Net income (loss)

Net loss of $164 million and $50 million for the three and six months ended February 28, 2018, respectively compared to net income of $147 million and $237 million for the same periods in fiscal 2017. The changes in net income are outlined in the following table.

	February 28, 2018 net income compared to:
	Three months ended		Six months ended
(millions of Canadian dollars)	November 30, 2017	February 28, 2017	February 28, 2017
Increased (decreased) operating income before restructuring costs and amortization (1)	20	(2)	(25)
Decreased (increased) restructuring costs	(417)	(417)	(405)
Decreased (increased) amortization	5	(19)	(51)
Change in net other costs and revenue (2)	(22)	15	133
Decreased (increased) income taxes	130	109	60
Increased income from discontinued operations, net of tax	6	3	1

	(278)	(311)	(287)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Net other costs include business acquisition costs, accretion of long-term liabilities and provisions, debt retirement costs, realized and unrealized foreign exchange differences and other losses as detailed in the unaudited Consolidated Statements of Income.

Restructuring costs in the second quarter of fiscal 2018 of $417 million related to the TBT initiative. The costs relate mainly to severance and other employee costs attributable to the group of eligible employees who accepted the VDP package during the period, as well as other costs directly associated with the TBT initiative. See also “Introduction”, “Other Income and Expense Items”, “Caution Forward Looking Statements”, and “Risk and Uncertainty” in this MD&A for additional discussion of the TBT, the VDP and the risks and assumptions associated therewith.

Shaw Communications Inc.

Outlook

The Company confirms that it remains on track to meet its fiscal 2018 guidance which includes consolidated operating income before restructuring costs and amortization growing to approximately $2.1 billion – an increase of approximately 5% over fiscal 2017; capital investments of approximately $1.38 billion; and free cash flow of approximately $375 million. Shaw’s guidance confirmation includes assumptions related to cost reductions that will be achieved through the TBT initiative (specifically the VDP); roaming cost reductions of approximately $12 million expected to be realized in the third quarter of fiscal 2018 associated with the CRTC finalizing wholesale mobile wireless roaming rates; and short-term incremental costs associated with growth in Wireless handset sales.

See “Caution concerning forward-looking statements.”

Non-IFRS and additional GAAP measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

Below is a discussion of the non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt and is therefore calculated before one-time items such as restructuring costs, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business.

	Three months ended February 28,		Six months ended February 28,
(millions of Canadian dollars)	2018	2017	2018	2017
Operating income from continuing operations	(167)	270	58	538
Add back (deduct):
Restructuring costs	417	—	417	12
Amortization:
Deferred equipment revenue	(8)	(10)	(17)	(20)
Deferred equipment costs	28	30	58	61
Property, plant and equipment, intangibles and other	231	213	466	416

Operating income before restructuring costs and amortization	501	503	982	1,007

Shaw Communications Inc.

Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue.

	Three months ended February 28,				Six months ended February 28,
	2018	2017	Change %		2018	2017	Change %
Wireline	43.6%	44.5%	(0.9pts	)	42.6%	44.2%	(1.6pts	)
Wireless	12.4%	20.6%	(8.2pts	)	15.3%	21.2%	(5.9pts	)

Combined Wireline and Wireless	37.0%	41.7%	(4.7pts	)	37.7%	41.6%	(3.9pts	)

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items is calculated as revenue less operating, general and administrative expenses from discontinued operations. This measure is used in the determination of free cash flow.

	Three months ended February 28,		Six months ended February 28,
(millions of Canadian dollars)	2018	2017	2018	2017
Income (loss) from discontinued operations, net of tax	—	(3)	(6)	(7)
Add back (deduct):
Gain (loss) on divestiture, net of tax	—	—	(6)	—
Income taxes	—	—	—	(3)
Interest on long-term debt	—	9	—	18
Amortization of property, plant and equipment, intangibles and other	—	32	—	64

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items	—	38	—	72

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders. Free cash flow is calculated as free cash flow from continuing operations and free cash flow from discontinued operations.

Free cash flow from continuing operations is comprised of operating income before restructuring costs and amortization, adding dividends from equity accounted associates, changes in receivable related balances with respect to customer equipment financing transactions as a cash item and deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, dividends paid on the preferred shares, recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense.

Free cash flow from continuing operations has not been reported on a segmented basis. Certain components of free cash flow from continuing operations, including operating income before restructuring costs and amortization continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are also reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Free cash flow from discontinued operations is comprised of income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items after deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions), interest and cash taxes paid or payable that are included in the income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars)	2018	2017	Change %	2018	2017	Change %
Revenue
Consumer	926	933	(0.8)	1,861	1,880	(1.0)
Business	140	133	5.3	280	264	6.1

Wireline	1,066	1,066	—	2,141	2,144	(0.1)
Service	142	117	21.4	273	234	16.7
Equipment	148	24	>100.0	192	45	>100.0

Wireless	290	141	>100.0	465	279	66.7

	1,356	1,207	12.4	2,606	2,423	7.6
Intersegment eliminations	(1)	(1)	—	(2)	(1)	100.0

	1,355	1,206	12.4	2,604	2,422	7.5
Operating income before restructuring costs and amortization (1)
Wireline	465	474	(1.9)	911	948	(3.9)
Wireless	36	29	24.1	71	59	20.3

	501	503	(0.4)	982	1,007	(2.5)

Capital expenditures and equipment costs (net):(2)
Wireline	232	216	7.4	468	420	11.4
Wireless	56	53	5.7	173	118	46.6

	288	269	7.1	641	538	19.2
Free cash flow before the following	213	234	(9.0)	341	469	(27.3)
Less:
Interest	(63)	(68)	(7.4)	(123)	(134)	(8.2)
Cash taxes	(43)	(40)	7.5	(87)	(81)	7.4
Other adjustments:
Dividends from equity accounted associates	23	22	4.6	46	43	7.0
Non-cash share-based compensation	1	1	—	2	2	—
Pension adjustment	4	1	>100.0	8	4	100.0
Customer equipment financing	2	1	100.0	4	4	—
Preferred share dividends	(2)	(2)	—	(4)	(4)	—

Free cash flow from continuing operations	135	149	(9.4)	187	303	(38.3)

Income from discontinued operations before restructuring costs, amortization taxes and other non-operating items	—	38	(100.0)	—	72	(100.0)
Less:
Capital expenditures	—	(29)	(100.0)	—	(49)	(100.0)
Interest	—	(9)	(100.0)	—	(18)	(100.0)
Cash taxes	—	(2)	(100.0)	—	(3)	(100.0)

Free cash flow from discontinued operations	—	(2)	(100.0)	—	2	(100.0)

Free cash flow	135	147	(8.2)	187	305	(38.7)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”

(2)	Per Note 4 to the unaudited interim Consolidated Financial Statements.

Net debt leverage ratio

The Company uses this ratio to determine its optimal leverage ratio. Refer to “Liquidity and capital resources” for further detail.

Shaw Communications Inc.

Discussion of operations

Wireline

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars)	2018	2017	Change %	2018	2017	Change %
Consumer	926	933	(0.8)	1,861	1,880	(1.0)
Business	140	133	5.3	280	264	6.1

Wireline revenue	1,066	1,066	—	2,141	2,144	(0.1)
Operating income before restructuring costs and amortization (1)	465	474	(1.9)	911	948	(3.9)

Operating margin (1)	43.6%	44.5%	(0.9pts )	42.6%	44.2%	(1.6pts )

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”

In the second quarter of fiscal 2018, Wireline RGUs decreased by 25,635 compared to a 6,897 RGU loss in the second quarter of fiscal 2017. RGU disconnects were driven primarily by the Company’s continued moderated promotions strategy, focused on higher value internet and Video subscribers.

Revenue highlights include:

•	Consumer revenue for the second quarter of fiscal 2018 decreased by $7 million or 0.8% compared to the second quarter of fiscal 2017. Higher revenue generated by January Internet rate adjustments and incremental Internet RGUs were fully offset by the impact of reductions to cable Video, Phone and Satellite video RGUs, as well as customer downward migration in video packages relative to a year ago.

•	As compared to the first quarter of fiscal 2018, the current quarter revenue decreased by $9 million or 1.0%.

•	Business revenue of $140 million for the second quarter of fiscal 2018 was up $7 million or 5.3% over the second quarter of fiscal 2017. Growth was led by the continued success of selling the Smart suite of products, specifically Smart WiFi and Smart Voice, as well as traditional Internet, Video and data services.

•	As compared to the first quarter of fiscal 2018, the current quarter revenue was flat at $140 million.

Operating income before restructuring costs and amortization highlights include:

•	Operating income before restructuring costs and amortization for the second quarter of fiscal 2018 of $465 million was down 1.9% or $9 million from $474 million in the second quarter of fiscal 2017. The decline related primarily to customer downward migration in video packages coupled with higher programming costs.

•	As compared to the first quarter of fiscal 2018, Wireline operating income before restructuring costs and amortization for the current quarter increased by $19 million.

Shaw Communications Inc.

Wireless

	Three months ended February 28,				Six months ended February 28,
(millions of Canadian dollars)	2018	2017	Change %		2018	2017	Change %
Service	142	117	21.4		273	234	16.7
Equipment and other	148	24	>100.0		192	45	>100.0

Wireless revenue	290	141	>100.0		465	279	66.7
Operating income before restructuring costs and amortization (1)	36	29	24.1		71	59	20.3

Operating margin (1)	12.4%	20.6%	(8.2pts	)	15.3%	21.2%	(5.9pts	)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”

The Wireless division added 89,702 RGUs in the second quarter of fiscal 2018 as compared to 33,427 RGUs gained in the second quarter of fiscal 2017. The increase in the customer base reflects customer demand for the iPhone, data-centric service plans and the ongoing execution of our Wireless growth strategy to improve the network and customer experience.

Revenue highlights include:

•	Revenue of $290 million for the second quarter of fiscal 2018 was up $149 million or 105.7% over the second quarter of fiscal 2017. The increase in revenue was driven primarily by year-over-year growth in both handset and service revenue. Service revenue grew as a result of increased postpaid and prepaid RGUs, and improved ARPU of $38.43 as compared to $36.44 in the second quarter of fiscal 2017.

•	As compared to the first quarter of fiscal 2018, the current quarter revenue increased $115 million or 65.7% and ARPU increased by $0.91 or 2.4%.

Operating income before restructuring costs and amortization highlights include:

•	Operating income before restructuring costs and amortization of $36 million for the second quarter of fiscal 2018 improved by $7 million or 24.1% over the second quarter of fiscal 2017. The improvements were driven primarily by increased revenue offset partially by an increase in distribution and handset costs associated with the increased loading of new customers in the quarter.

•	As compared to the first quarter of fiscal 2018, operating income before restructuring costs and amortization for the current quarter increased $1 million or 2.9%.

Shaw Communications Inc.

Capital expenditures and equipment costs

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars)	2018	2017	Change %	2018	2017	Change %
Wireline
New housing development	29	25	16.0	58	47	23.4
Success based	70	60	16.7	163	141	15.6
Upgrades and enhancements	104	103	1.0	197	174	13.2
Replacement	6	7	(14.3)	13	13	—
Building and other	23	21	9.5	37	45	(17.8)

Total as per Note 4 to the unaudited interim consolidated financial statements	232	216	7.4	468	420	11.4

Wireless
Total as per Note 4 to the unaudited interim consolidated financial statements	56	53	5.7	173	118	46.6

Consolidated total as per Note 4 to the unaudited interim consolidated financial statements	288	269	7.1	641	538	19.2

In the second quarter of fiscal 2018, capital investment from continuing operations was $288 million, a $19 million or 7% increase over the comparable period in fiscal 2017, driven by added capital expenditures of $10 million in success-based equipment, $3 million in the Wireless division, $4 million in growth and upgrades related to residential and business customers and $1 million in Wireline network infrastructure and broadband capacity expansion.

Wireline highlights include:

•	Success based capital for the quarter of $70 million was $10 million higher than in the second quarter of fiscal 2017. The increase was driven by Video equipment costs from BlueSky TV activations.

•	Investment in new housing development was $29 million, a $4 million or 16% increase over the comparable period, driven by residential and commercial customer network growth and acquisition.

Wireless highlights include:

•	Capital investment of $56 million in the second quarter was related primarily to continued investment in our network infrastructure and refarming of AWS-1 spectrum, specifically the LTE-Advanced network rollout project as well as back office system upgrades.

Discontinued operations

Shaw Tracking

On May 31, 2017, the Company entered an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Business Network Services segment. The Company determined that the assets and liabilities of the Shaw Tracking business met the criteria to be classified as a disposal group held for sale. Accordingly, the assets and liabilities of the Shaw Tracking business were classified in the consolidated statement of financial position at August 31, 2017 as current assets held for sale or current liabilities held for sale, respectively, as the sale of these assets and liabilities was expected to be completed within one year. In addition, the operating results and operating cash flows of the business are presented as discontinued operations separate from the Company’s continuing operations. The transaction closed on September 15, 2017.

Shaw Communications Inc.

	Three months ended February 28,		Six months ended February 28,
(millions of Canadian dollars)	2018	2017	2018	2017
Revenue	—	8	1	16

Operating, general and administrative expenses
Employee salaries and benefits	—	2	—	4
Purchases of goods and services	—	4	1	8

	—	6	1	12
Amortization	—	(1)	—	(1)

Income from discontinued operations before tax	—	3	—	5
Income taxes	—	1	—	1

Income from discontinued operations, net of tax, before divestiture	—	2	—	4

Loss on divestiture, net of tax	—	—	(6)	—

Income (loss) from discontinued operations, net of tax	—	2	(6)	4

ViaWest, Inc.

In the fourth quarter of fiscal 2017, the Company entered into an agreement to sell 100% of its wholly owned subsidiary ViaWest, Inc. (“ViaWest”) for proceeds of approximately USD $1.68 billion. Accordingly, the operating results and operating cash flows for the previously reported Business Infrastructure Services segment relating to ViaWest are presented as discontinued operations separate from the Company’s continuing operations. The remaining operations of the previously reported Business Infrastructure Services segment and their results are now included within the Wireline segment.

	Three months ended February 28,		Six months ended February 28,
(millions of Canadian dollars)	2018	2017	2018	2017
Revenue	—	91	—	180
Eliminations(1)	—	(1)	—	(1)

	—	90	—	179
Operating, general and administrative expenses
Employee salaries and benefits	—	22	—	44
Purchases of goods and services	—	33	—	68

	—	55	—	112
Eliminations(1)	—	(1)	—	(1)

	—	36	—	68
Amortization	—	32	—	64
Interest on long-term debt	—	9	—	18
Amortization of transaction costs	—	1	—	1

Loss from discontinued operations before tax	—	(6)	—	(15)
Income taxes	—	(1)	—	(4)

Loss from discontinued operations, net of tax	—	(5)	—	(11)

(1)	Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they continue to be incurred subsequent to the disposition.

Shaw Communications Inc.

Supplementary quarterly financial information

Quarter	Revenue	Operating income before restructuring costs and amortization (1)	Net income (loss) from continuing operations attributable to equity shareholders	Net income (loss) attributable to equity shareholders	Net income (loss) (2)	Basic and Diluted earnings (loss) per share from continuing operations	Basic and Diluted earnings (loss) per share
(millions of Canadian dollars except per share amounts)
2018
Second	1,355	501	(164)	(164)	(164)	(0.33)	(0.33)
First	1,249	481	120	114	114	0.23	0.22
2017
Fourth	1,244	479	149	481	481	0.30	0.97
Third	1,216	511	164	133	133	0.33	0.27
Second	1,206	503	150	147	147	0.30	0.30
First	1,216	504	93	89	89	0.19	0.18
2016
Fourth	1,212	514	145	154	154	0.29	0.31
Third	1,189	519	78	700	704	0.15	1.45

(1)	See definition and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Net income attributable to both equity shareholders and non-controlling interests

In the second quarter of fiscal 2018, net income decreased $278 million compared to the first quarter of fiscal 2018 mainly due to $417 million of restructuring costs recorded during the quarter related to the Company’s TBT initiative and composed primarily of the costs associated with the VDP. See “Other income and expense items” for further details on non-operating items.

In the first quarter of fiscal 2018, net income decreased $367 million compared to the fourth quarter of fiscal 2017 mainly due to the $330 million gain on divestiture, net of tax, of ViaWest, as well as an $11 million non-operating provision recovery in the prior quarter.

In the fourth quarter of fiscal 2017, net income increased $348 million compared to the third quarter of fiscal 2017 mainly due to the gain on divestiture, net of tax, of ViaWest, and lower current quarter restructuring costs. The increase was partially offset by a decrease in operating income before restructuring costs and amortization, higher amortization, lower equity income from our investment in Corus and higher income taxes. Net other costs and revenue changed primarily due to a $14 million decrease in income from an equity accounted associate and an $11 million provision reversal related to the wind down of shomi in the quarter.

In the third quarter of fiscal 2017, net income decreased $14 million compared to the second quarter of fiscal 2017 mainly due to current quarter restructuring costs and losses on discontinued operations, net of tax, as well as increased amortization. The decrease was partially offset by an increase in operating income before restructuring costs and amortization and lower income taxes. Net other costs and revenue changed primarily due to a $16 million increase in income from an equity accounted associate and a $15 million provision reversal related to the wind down of shomi in the quarter.

In the second quarter of fiscal 2017, net income increased $58 million compared to the first quarter of fiscal 2017 mainly due to a non-recurring provision related to the wind down of shomi operations recorded in the first quarter, partially offset by an increase in amortization and income taxes. Also contributing to the increased net income were lower restructuring costs, partially offset by lower equity income from our investment in Corus. Net other costs and revenue changed primarily due to a provision of $107 million recorded in the prior quarter relating to shomi operations partially offset by a $17 million decrease in income from an equity accounted associate in the quarter.

Shaw Communications Inc.

In the first quarter of fiscal 2017, net income decreased $65 million compared to the fourth quarter of fiscal 2016 mainly due to a non-recurring provision related to the wind down of shomi operations included in net other costs and revenue for the current quarter. Also contributing to the decreased net income was lower operating income before restructuring costs and amortization, higher restructuring charges and lower income from discontinued operations, partially offset by lower income taxes. Net other costs and revenue changed primarily due to a $107 million impairment of the Company’s joint venture investment in shomi and a $27 million increase in income from an equity accounted associate in the quarter.

In the fourth quarter of fiscal 2016 net income decreased $550 million compared to the third quarter of fiscal 2016 mainly due to lower income from discontinued operations, net of tax, relating primarily to the gain on the divestiture of the former Media division recorded in the third quarter, decreased operating income before restructuring costs and amortization, and higher income taxes. Partly offsetting the decrease in net income were decreases in net other costs and revenue and restructuring costs. Net other costs and revenue changed primarily due to non-recurring charges recorded in the third quarter, including a $54 million impairment of the Company’s joint venture investment in shomi, a $20 million write-down of a private portfolio investment, $12 million in acquisition related costs and a $10 million loss from an equity accounted associate.

Net income for the third quarter of fiscal 2016 increased $540 million compared to the second quarter of fiscal 2016 mainly due to higher income from discontinued operations, net of tax, relating primarily to the gain on the divestiture of the former Media division, increased operating income before restructuring costs and amortization and lower income taxes. Partly offsetting the net income improvement in the quarter were: i) decreased net other costs and revenue; ii) increased restructuring charges; and iii) increased amortization. Net other costs and revenue changed primarily due to a $54 million impairment of the Company’s shomi joint venture investment, a $20 million write-down of a private portfolio investment and a $10 million loss from an equity accounted associate.

Other income and expense items

Restructuring costs

Restructuring costs generally include severance, employee related costs and other costs directly associated with a restructuring program. For the three- and six-month periods ended February 28, 2018 the category included a $417 million restructuring charge related to the Company’s TBT initiative. As a first step in the TBT, the VDP was offered to eligible employees. The outcome of the program had approximately 3,300 Shaw employees accepting the VDP package, representing approximately 25% of all employees. The costs related to this program make up the majority of the restructuring costs recorded in the period. See “Introduction” for further details on the TBT and the VDP.

Amortization

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars)	2018	2017	Change %	2018	2017	Change %
Amortization revenue (expense)
Deferred equipment revenue	8	10	(20.0)	17	20	(15.0)
Deferred equipment costs	(28)	(30)	(6.7)	(58)	(61)	(4.9)
Property, plant and equipment, intangibles and other	(231)	(213)	8.5	(466)	(416)	12.0

Amortization of property, plant and equipment, intangibles and other increased 8.5% and 12.0% for the three and six months ended February 28, 2018 over the comparable periods due to amortization of new expenditures exceeding the amortization of assets that became fully amortized during the period.

Shaw Communications Inc.

Amortization of financing costs and Interest expense

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars)	2018	2017	Change %	2018	2017	Change %
Amortization of financing costs – long-term debt	1	—	100.0	2	1	100.0
Interest expense	63	69	(8.7)	124	135	(8.2)

Interest expense for the three and six-month periods ended February 28, 2018 was lower than the comparable periods due to lower average outstanding debt balances in the current year. (See note 9 of the unaudited interim consolidated financial statements for further detail.)

Equity income (loss) of an associate or joint venture

For the three and six-month periods ended February 28, 2018 the Company recorded equity income of $16 million and $46 million, respectively, related to its interest in Corus, compared to equity income of $9 million and $36 million for the comparable periods.

Other gains/losses

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. For the prior year six-month period ended February 28, 2017, the category included a $107 million provision in respect of the Company’s investment in shomi, which discontinued operations in fiscal 2017.

Income taxes

Income taxes are lower in the quarter compared to the second quarter of fiscal 2017 mainly due to a net loss from continuing operations driven mainly by $417  million restructuring costs incurred in the quarter. See “Introduction” for further details on the TBT and the VDP.

Financial position

Total assets were $14.3 billion at February 28, 2018 compared to $14.4 billion at August 31, 2017. The following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2017.

Current assets decreased $223 million due to decreases in cash of $229 million, accounts receivable of $32 million, and assets held for sale of $61 million partially offset by increases in inventories of $24 million and other current assets of $75 million. Cash decreased as the funds provided by operations were exceeded by cash outlays for investing and financing activities. Accounts receivable decreased primarily due to the receipt of a commodity tax refund relating to the purchase of spectrum licenses made by Freedom Mobile in fiscal 2017. Assets held for sale as at August 31, 2017 included the assets of the Shaw Tracking business, which was sold on September 15, 2017.

Other current assets increased over the period mainly due to a significant increase in Wireless subscribers participating in both the Company’s MyTab plan, a discretionary wireless handset discount plan and MyTab Boost, a plan that allows our customers to pay less for their handset upfront if they pay

Shaw Communications Inc.

a predetermined incremental charge on a monthly basis. The significant growth in handset sales was primarily related to the introduction of the iPhone to the Company’s handset lineup.

Investments and other assets increased by $10 million primarily due to equity income and other comprehensive income of associates related to the Company’s investment in Corus. Property, plant and equipment increased $132 million due to capital investments in excess of amortization.

Current liabilities increased $31 million during the period due to an increase in provisions of $207 million, partially offset by decreases in accounts payable and accrued liabilities of $58 million, income taxes payable of $76 million, and liabilities held for sale of $39 million. The increase in current provisions was mainly due to the restructuring costs related to TBT. In connection with the VDP, the Company recorded $417 million restructuring charge primarily related to severance and other related costs, of which $203 million is included in current provisions and $198 million is included in long-term provisions. Income taxes payable decreased due to normal course tax installment payments, partially offset by the current period provision. Accounts payable and accruals decreased due to the timing of payment and fluctuations in various payables including capital expenditures and network fees. Liabilities held for sale as at August 31, 2017 included the liabilities of the Shaw Tracking business, which was sold on September 15, 2017.

Long-term debt increased $10 million due to an increase in the Burrard Landing Lot 2 Holdings Partnership mortgage. The additional loan matures on November 1, 2024 and bears interest at 4.14% compounded semi-annually.

Other long-term liabilities decreased $84 million during the quarter primarily due to a remeasurement of the Company’s defined benefit plan related to the effect of experience adjustments due to changes in demographic assumptions. The cost and related accrued benefit obligation of the Company’s non-registered pension plans are determined using actuarial valuations. The actuarial valuations involve estimates and actuarial assumptions including discount rates and rate of compensation increase (financial assumptions) as well as mortality rates and retirement rates (demographic assumptions). Due to the long-term nature of the non-registered pension plans, such estimates are subject to significant uncertainty. Remeasurements related to the effect of experience adjustments arise when the non-registered pension plans’ experience differs from the experience expected using the actuarial assumptions, such as mortality and retirement rates.

Shareholders’ equity decreased $144 million due to a decrease in retained earnings of $351 million and contributed surplus of $2 million, which was offset by an increase in share capital of $137 million and accumulated other comprehensive income of $73 million. Share capital increased due to the issuance of 5,055,652 Class B non-voting participating shares (“Class B Non-Voting Shares”) under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”). Retained earnings decreased due to dividends of $301 million and current year loss of $50 million. Accumulated other comprehensive loss decreased due to the re-measurement recorded on employee benefit plans and a change in unrealized fair value of derivatives.

As at March 31, 2018, there were 480,180,535 Class B Non-Voting Shares, 10,012,393 Series A Shares, 1,987,607 Series B Shares and 22,420,064 Class A Shares issued and outstanding. As at March 31, 2018, 10,395,580 Class B Non-Voting Shares were issuable on exercise of outstanding options. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Trading Symbols: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Shaw Communications Inc.

Liquidity and capital resources

In the six-month period ended February 28, 2018, the Company generated $187 million of free cash flow. Shaw used its free cash flow along with proceeds on issuance of Class B Non-Voting Shares of $27 million, proceeds from the sale of the Shaw Tracking business of $18 million, and cash on hand to pay common share dividends of $190 million, and fund the net working capital change of $247 million.

As at February 28, 2018, the Company had $278 million of cash on hand and its $1.5 billion fully undrawn bank credit facility. The facility is used for working capital and general corporate purposes.

As at February 28, 2018, the net debt leverage ratio for the Company is 2.0x, which is up slightly from 1.9x as at August 31, 2017. Having regard to prevailing competitive, operational and capital market conditions, the Board of Directors has determined that having this ratio in the range of 2.0 to 2.5x would be optimal leverage for the Company in the current environment. Should the ratio fall below this, other than on a temporary basis, the Board may choose to recapitalize back into this optimal range. The Board may also determine to increase the Company’s debt above these levels to finance specific strategic opportunities such as a significant acquisition or repurchase of Class B Non-Voting Participating Shares in the event that pricing levels were to drop precipitously.

The Company calculates net debt leverage ratio as follows1:

(millions of Canadian dollars)	February 28, 2018	August 31, 2017
Current portion of Long-Term Debt	1	2
Long-Term Debt	4,311	4,298
50% of Outstanding Preferred Shares	147	147
Cash	(278)	(507)

(A) Net Debt[2]	4,181	3,940

Operating income before restructuring costs and amortization	2,011	1,997
Corus Dividends	91	88

(B) Adjusted operating income before restructuring costs and amortization[2]	2,102	2,085

(A/B) Net debt leverage ratio	2.0x	1.9x

(1)	The following contains a description of the Company’s use of non-IFRS financial measures provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.
(2)	These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies and have not been presented as an alternative to liquidity prescribed by IFRS.

The Company issued Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $54 million and $106 million, during the three and six months periods ending February 28, 2018, respectively.

Shaw’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios.

Covenant Limit

Shaw Credit Facilities
Total Debt to Operating Cash Flow (1) Ratio	< 5.00:1
Operating Cash Flow (1) to Fixed Charges (2) Ratio	> 2.00:1

(1)	Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.
(2)	Fixed Charges are defined as the aggregate interest expense for the most recently completed fiscal quarter multiplied by four.

As at February 28, 2018, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings.

Shaw Communications Inc.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations, obligations, working capital requirements, including maturing debt, during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Cash Flow from Operations

Operating Activities

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars)	2018	2017	Change %	2018	2017	Change%
Funds flow from continuing operations	(26)	397	(>100.0)	358	786	(54.5)
Net change in non-cash balances related to operations	229	25	>100.0	212	(112)	>100.0
Operating activities of discontinued operations	—	23	(100.0)	(2)	34	(>100.0)

	203	445	(54.4)	568	708	(19.8)

For the three months ended February 28, 2018, funds flow from operating activities decreased over the comparable period in fiscal 2018 primarily due to lower net income from continuing operations, which was partially offset by an increase in net change in non-cash balances related to operations. The net change in non-cash balances related to operations fluctuated over the comparative period due to changes in accounts receivable and other current asset balances, and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Investing Activities

	Three months ended February 28,			Six months ended February 28,
(millions of Canadian dollars)	2018	2017	Decrease	2018	2017	Decrease
Cash flow used in investing activities	(290)	(344)	54	(640)	(645)	5

For the three months ended February 28, 2018, the cash used in investing activities decreased over the comparable period in fiscal 2018 due primarily to lower investing activities of discontinued operations, as well as higher equity income of an associate as compared to the prior year. This was slightly offset by higher cash outlays for inventory, capital and intangible expenditures during the three months ended February 28, 2018.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended February 28,		Six months ended February 28,
(millions of Canadian dollars)	2018	2017	2018	2017
Bank loans – net borrowings (repayments)	10	299	10	298
Bank facility arrangement costs	—	(3)	—	(3)
Dividends	(96)	(97)	(194)	(195)
Issuance of Class B Non-Voting Shares	6	27	27	30
Financing activities of discontinued operations	—	4	—	22

	(80)	230	(157)	152

Capital Resources

There has been no material change in the Company’s capital resources, including commitments for capital expenditures, between August 31, 2017 and February 28, 2018.

Shaw Communications Inc.

Accounting standards

The MD&A included in the Company’s August 31, 2017 Annual Report outlined critical accounting policies, including key estimates and assumptions that management has made under these policies, and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. See “Critical Accounting Policies and Estimates” in the Company’s Management Discussion and Analysis for the year ended August 31, 2017. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as described below.

Standards and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•	IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services. The new standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The application of IFRS 15 will impact the Company’s reported results, including the classification and timing of revenue recognition and the treatment of costs incurred to obtain contracts with customers. IFRS 15 requires the estimation of total consideration to be received over the contract term at contract inception, and the allocation of that consideration to performance obligations in the contract, typically based on the relative stand-alone selling price of each obligation. IFRS 15 also requires that incremental costs to obtain a contract with a customer (for example, commissions) be capitalized and amortized into operating expenses over time. The Company currently expenses such costs as incurred.

The Company’s financial position will also be impacted by the adoption of IFRS 15, with new contract asset and contract liability categories recognized to reflect differences between the timing of revenue recognition and the actual billing of those goods and services to customers. While similar differences are recognized currently, IFRS 15 introduces additional requirements and disclosures specific to contracts with customers.

Shaw continues to evaluate the impacts of IFRS 15 and preparations are underway for the adoption of the new standard. Initial planning and scoping efforts were conducted during fiscal 2017, with ongoing development of the required accounting policies, significant judgments and estimates, processes, information systems and internal controls expected to continue throughout the Company’s 2018 fiscal year. In connection with these development efforts, the Company also expects a significant historical data gathering initiative will be required to identify and account for multi-year contracts with customers at the date of adoption. At this stage in the Company’s IFRS 15 implementation process, it is not possible to make reasonable quantitative estimates of the effects of

Shaw Communications Inc.

the new standard. We expect to continue our testing and data gathering initiative through the end of fiscal 2018 and to disclose the estimated financial impacts of the impact of IFRS 15 in our 2018 annual report.

The new standard is effective for annual periods beginning on or after January 1, 2018, which for the Company will be the annual period commencing September 1, 2018 and must be applied either retrospectively or on a modified retrospective basis for all contracts that are not complete as at that date. The Company continues to evaluate the adoption approach in conjunction with its assessment of the expected impacts of adoption.

•	IFRS 16 Leases requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value are exempt from the requirements and may continue to be treated as operating leases. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As the Company has significant contractual obligations currently being recognized as operating leases, we anticipate that the application of IFRS 16 will result in a material increase to both assets and liabilities and material changes to the timing of the recognition of expenses associated with the lease arrangements although at this stage in the Company’s IFRS 16 implementation process, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

The standard may be applied retroactively or using a modified retrospective approach for annual periods commencing January 1, 2019, with early adoption permitted if IFRS 15 Revenue from Contracts with Customers has been adopted. The Company will evaluate the adoption approach in conjunction with its assessment of the expected impacts of adoption.

Change in accounting policy

In September 2017, the IFRS Interpretations Committee (“the Committee”) published a summary of its agenda decision regarding accounting for interest and penalties related to income taxes, which is not specifically addressed by IFRS Standards. Although the Committee decided not to add this issue to its standard-setting agenda, the Committee noted if an entity considers a particular amount payable or receivable for interest and penalties to be an income tax, then the entity applies IAS 12 Income Taxes to that amount. If an entity does not apply IAS 12 to a particular amount payable or receivable for interest and penalties, it applies IAS 37 Provisions, Contingent Liabilities and Contingent Assets. As such, the Company retrospectively changed its accounting policy for the accounting of interest and penalties related to income taxes to be in line with the Committee decision. The change of accounting policy did not have a significant impact on the previously reported consolidated financial statements.

Related party transactions

The Company’s transactions with related parties are discussed in its Management’s Discussion and Analysis for the year ended August 31, 2017 under “Related Party Transactions” and under Note 27 of the Consolidated Financial Statements of the Company for the year ended August 31, 2017. There has been no material change in the Company’s transactions with related parties between August 31, 2017 and February 28, 2018.

Shaw Communications Inc.

Financial instruments

There has been no material change in the Company’s risk management practices with respect to financial instruments between August 31, 2017 and February 28, 2018. See “Known Events, Trends, Risks and Uncertainties – Interest Rates, Foreign Exchange Rates and Capital Markets” in the Company’s Management’s Discussion and Analysis for the year ended August 31, 2017 and the section entitled “Risk Management” under Note 28 of the Consolidated Financial Statements of the Company for the year ended August 31, 2017.

Risks and uncertainties

In the quarter, the Company introduced TBT, a multi-year initiative designed to reinvent Shaw’s operating model to better meet the changing tastes and expectations of consumers and businesses by reducing staff, optimizing the use of resources, and maintaining and ultimately improving customer service. Three key elements of TBT are to: 1) shift customer interactions to digital platforms; 2) drive more self-install and self-serve; and, 3) streamline the organization that builds and services our network. As part of the TBT initiative, the Company also plans to reduce input costs, consolidate functions, and streamline processes, which is expected to create operational improvements across the business allowing it to evolve into a more efficient organization.

There is an overall risk that the TBT initiative may not be completed in a timely and cost-effective manner to yield the expected results and benefits or result in a leaner, more integrated and agile company with improved efficiencies and execution to better meet its consumers needs and expectations (including the products and services offered to its customers). Specifically, there is a risk that the Company may not be able to: (i) establish and continue to upgrade a digital platform that will effectively engage customers digitally; (ii) successfully adopt a digital platform that will yield the expected results and benefits, including maintaining the quality of customer service, protecting the security of customer information, and coordinating the delivery of product and service offerings; (iii) deploy programs that will result in customers using the self-serve functions and electing to self-install the Company’s products and services; and (iv) consolidate and streamline the functions and processes of the divisions responsible for building and servicing its networks. The realization of any of these risks may have a material adverse effect on Shaw, its operations and/or financial results.

As a first step in the TBT, the VDP was offered to eligible employees. The outcome of the program had approximately 3,300 Shaw employees accepting the VDP package representing approximately 25% of all employees. As part of the program design, the majority of customer-facing employees (i.e., Customer Care, Retail, Sales) were not eligible to participate in the VDP. A large portion of employees who elected to participate in the VDP are in functions that will be addressed through the aforementioned key elements of the TBT and Shaw has control over the timing of employee departures across the Company through an actively managed, orderly transition over the next 18 months. In select functions, the Company determined that some employees will transition over a 24-month period, an extension from the 18-month period initially expected. Approximately 1,200 employees will be exiting before the end of fiscal 2018. For a detailed discussion of the restructuring charge, anticipated annual cost reduction, and VDP related cost reductions in fiscal 2018, see “Introduction.”

With approximately 3,300 employees accepting the VDP package, there is a risk that the Company may not be able to: (i) complete the employee exits with minimal impact on business operations within the anticipated timeframes and for the budgeted amounts, (ii) replace or outsource the functions performed by certain key employees that have accepted the VDP package in a manner that aligns with customer expectations which may have a material adverse effect on the Company’s business operations, (iii)

Shaw Communications Inc.

continue to operate the business in the normal course, and maintain or improve customer services, (iv) maintain employee morale as a result of the organizational changes, staff and cost reductions; (v) ensure that the staff reductions will reduce costs, and achieve the financial goals, cost competitiveness and profitability required to be attractive to investors. In addition, there can be no assurance that restructuring costs of the VDP will be limited to the budgeted amounts or that the expected annualized cost reductions from the VDP (including reductions in operating and capital expenditures), and the VDP related cost reductions in fiscal 2018 will be realized within the expected time frames or at all. The realization of any of these risks may have a material adverse effect on Shaw, its operations and/or financial results.

Other significant risks and uncertainties affecting the Company and its business are discussed in the Company’s MD&A for the fiscal year ended August 31, 2017 under “Known Events, Trends, Risks and Uncertainties”.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

(millions of Canadian dollars)	February 28, 2018	August 31, 2017
ASSETS
Current
Cash	278	507
Accounts receivable	254	286
Inventories	133	109
Other current assets [note 5]	230	155
Assets held for sale [note 3]	—	61

	895	1,118
Investments and other assets [notes 14 and 15]	947	937
Property, plant and equipment	4,476	4,344
Other long-term assets [note 14]	297	255
Deferred income tax assets	4	4
Intangibles	7,443	7,435
Goodwill	280	280

	14,342	14,373

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	855	913
Provisions [note 6]	283	76
Income taxes payable	75	151
Unearned revenue	209	211
Current portion of long-term debt [notes 9 and 14]	1	2
Liabilities held for sale [note 3]	—	39

	1,423	1,392
Long-term debt [notes 9 and 14]	4,310	4,298
Other long-term liabilities [notes 7 and 16]	30	114
Provisions [note 6]	267	67
Deferred credits	473	490
Deferred income tax liabilities	1,829	1,858

	8,332	8,219
Shareholders’ equity [notes 10 and 12]
Common and preferred shareholders	6,009	6,153
Non-controlling interests in subsidiaries	1	1

	6,010	6,154

	14,342	14,373

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(unaudited)

	Three months ended February 28,		Six months ended February 28,
(millions of Canadian dollars)	2018	2017	2018	2017
Revenue [note 4]	1,355	1,206	2,604	2,422
Operating, general and administrative expenses [note 8]	(854)	(703)	(1,622)	(1,415)
Restructuring costs [notes 6 and 8]	(417)	—	(417)	(12)
Amortization:
Deferred equipment revenue	8	10	17	20
Deferred equipment costs	(28)	(30)	(58)	(61)
Property, plant and equipment, intangibles and other	(231)	(213)	(466)	(416)

Operating income (loss) from continuing operations	(167)	270	58	538
Amortization of financing costs – long-term debt	(1)	—	(2)	(1)
Interest expense	(63)	(69)	(124)	(135)
Equity income of an associate or joint venture	16	9	46	36
Other gains (losses)	(2)	(4)	2	(110)

Income (loss) from continuing operations before income taxes	(217)	206	(20)	328
Current income tax expense [note 4]	42	32	78	68
Deferred income tax expense (recovery)	(95)	24	(54)	16

Net income (loss) from continuing operations	(164)	150	(44)	244
Loss from discontinued operations, net of tax [note 3]	—	(3)	(6)	(7)

Net income (loss)	(164)	147	(50)	237

Net income (loss) from continuing operations attributable to:
Equity shareholders	(164)	150	(44)	244

Loss from discontinued operations attributable to:
Equity shareholders	—	(3)	(6)	(7)

	—	(3)	(6)	(7)

Basic earnings (loss) per share [note 11]
Continuing operations	(0.33)	0.31	(0.10)	0.49
Discontinued operations	—	(0.01)	(0.01)	(0.01)

	(0.33)	0.30	(0.11)	0.48

Diluted earnings (loss) per share [note 11]
Continuing operations	(0.33)	0.31	(0.10)	0.49
Discontinued operations	—	(0.01)	(0.01)	(0.01)

	(0.33)	0.30	(0.11)	0.48

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended February 28,		Six months ended February 28,
(millions of Canadian dollars)	2018	2017	2018	2017
Net income (loss)	(164)	147	(50)	237
Other comprehensive income (loss) [note 12]
Items that may subsequently be reclassified to income:
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	(1)	(1)	3	1
Adjustment for hedged items recognized in the period	1	—	2	(1)
Share of other comprehensive income (loss) of associates	6	2	5	10
Discontinued operations:
Exchange differences on translation of a foreign operation	—	(13)	—	14
Exchange differences on translation of US denominated debt hedging a foreign operation	—	6	—	(6)

	6	(6)	10	18
Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans:
Continuing operations	74	—	63	17
Discontinued operations	—	—	—	—

	80	(6)	73	35

Comprehensive income (loss)	(84)	141	23	272

Comprehensive income (loss) attributable to:
Equity shareholders	(84)	141	23	272
Non-controlling interests in subsidiaries	—	—	—	—

	(84)	141	23	272

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Six months ended February 28, 2018
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non-controlling interests	Total equity
Balance as at September 1, 2017	4,090	30	2,164	(131)	6,153	1	6,154
Net income (loss)	—	—	(50)	—	(50)	—	(50)
Other comprehensive income	—	—	—	73	73	—	73

Comprehensive income (loss)	—	—	(50)	73	23	—	23
Dividends	—	—	(196)	—	(196)	—	(196)
Dividend reinvestment plan	106	—	(106)	—	—	—	—
Shares issued under stock option plan	31	(4)	—	—	27	—	27
Share-based compensation	—	2	—	—	2	—	2

Balance as at February 28, 2018	4,227	28	1,812	(58)	6,009	1	6,010

Six months ended February 28, 2017

	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non-controlling interests	Total equity
Balance as at September 1, 2016	3,799	42	1,908	(52)	5,697	1	5,698
Net income	—	—	237	—	237	—	237
Other comprehensive income	—	—	—	35	35	—	35

Comprehensive income	—	—	237	35	272	—	272
Dividends	—	—	(197)	—	(197)	—	(197)
Dividend reinvestment plan	99	—	(99)	—	—	—	—
Shares issued under stock option plan	37	(6)	—	—	31	—	31
Share-based compensation	—	2	—	—	2	—	2

Balance as at February 28, 2017	3,935	38	1,849	(17)	5,805	1	5,806

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended February 28,		Six months ended February 28,
(millions of Canadian dollars)	2018	2017	2018	2017
OPERATING ACTIVITIES
Funds flow from continuing operations [note 13]	(26)	397	358	786
Net change in non-cash balances related to continuing operations	229	25	212	(112)
Operating activities of discontinued operations	—	23	(2)	34

	203	445	568	708

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 4]	(270)	(259)	(602)	(485)
Additions to equipment costs (net) [note 4]	(10)	(15)	(26)	(38)
Additions to other intangibles [note 4]	(21)	(19)	(56)	(45)
Net additions to inventories	(9)	(13)	(24)	(15)
Proceeds on sale of discontinued operations [note 3]	—	—	18	—
Net additions to investments and other assets	19	(9)	42	(18)
Proceeds on disposal of property, plant and equipment	1	—	8	—
Investing activities of discontinued operations	—	(29)	—	(44)

	(290)	(344)	(640)	(645)

FINANCING ACTIVITIES
Increase in long-term debt	10	300	10	300
Debt repayments [note 9]	—	(1)	—	(2)
Bank facility arrangement costs	—	(3)	—	(3)
Issue of Class B Non-Voting Shares [note 10]	6	27	27	30
Dividends paid on Class A Shares and Class B Non-Voting Shares	(94)	(95)	(190)	(191)
Dividends paid on Preferred Shares	(2)	(2)	(4)	(4)
Financing activities of discontinued operations	—	4	—	22

	(80)	230	(157)	152

Effect of currency translation on cash balances	—	—	—	—

Increase (decrease) in cash	(167)	331	(229)	215
Cash, beginning of the period	445	289	507	405

Cash of continuing operations, end of the period	278	620	278	620

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

1. CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian connectivity company whose core operating business is providing: Cable telecommunications, Satellite video services and data networking to residential customers, businesses and public-sector entities (“Wireline”); and wireless services for voice and data communications (“Wireless”). The Company’s shares are listed on the Toronto Stock Exchange (“TSX”), TSX Venture Exchange and New York Stock Exchange.

2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three and six months ended February 28, 2018 were approved by the Board of Directors and authorized for issue on April 11, 2018.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2017 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2017.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Standards and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•

IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services. The new standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The application of IFRS 15 will impact the Company’s reported results, including the classification and timing of revenue recognition and the treatment of costs incurred to obtain contracts with customers. IFRS 15 requires the estimation of total consideration to be received over the contract term at contract inception, and the allocation of that consideration to performance obligations in the contract, typically based on the relative stand-alone selling price of each obligation. IFRS 15 also requires that incremental costs to obtain a contract with a customer (for example, commissions) be capitalized and amortized into operating expenses over time. The Company currently expenses such costs as incurred.

The Company’s financial position will also be impacted by the adoption of IFRS 15, with new contract asset and contract liability categories recognized to reflect differences between the timing of revenue recognition and the actual billing of those goods and services to customers. While similar differences are recognized currently, IFRS 15 introduces additional requirements and disclosures specific to contracts with customers.

Shaw continues to evaluate the impacts of IFRS 15 and preparations are underway for the adoption of the new standard. Initial planning and scoping efforts were conducted during fiscal 2017, with ongoing development of the required accounting policies, significant judgments and estimates, processes, information systems and internal controls expected to continue throughout the Company’s 2018 fiscal year. In connection with these development efforts, the Company also expects a significant historical data gathering initiative will be required to identify and account for multi-year contracts with customers at the date of adoption. At this stage in the Company’s IFRS 15 implementation process, it is not possible to make reasonable quantitative estimates of the effects of the new standard. We expect to continue our testing and data gathering initiative through the end of fiscal 2018 and to disclose the estimated financial impacts of the impact of IFRS 15 in our 2018 annual report.

The new standard is effective for annual periods beginning on or after January 1, 2018, which for the Company will be the annual period commencing September 1, 2018 and must be applied either retrospectively or on a modified retrospective basis for all contracts that are not complete as at that date. The Company continues to evaluate the adoption approach in conjunction with its assessment of the expected impacts of adoption.

•	IFRS 16 Leases requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value are exempt from the requirements and may continue to be treated as operating leases. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As the Company has significant contractual obligations currently being recognized as operating leases, we anticipate that the application of IFRS 16 will result in a material increase to both assets and liabilities and material changes to the timing of the recognition of expenses associated with the lease arrangements although at this stage in the Company’s IFRS 16 implementation process, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

The standard may be applied retroactively or using a modified retrospective approach for annual periods commencing January 1, 2019, which for the Company will be the annual period commencing September 1, 2019, with early adoption permitted if IFRS 15 Revenue from Contracts with Customers has been adopted. The Company will evaluate the adoption approach in conjunction with its assessment of the expected impacts of adoption.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

Discontinued operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have a major impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the interim consolidated financial statements and the notes to the interim consolidated financial statements, unless otherwise noted, and are presented net of tax in the statement of income for the current and comparative periods. Refer to Note 3 Discontinued Operations for further information regarding the Company’s discontinued operations.

Change in accounting policy

In September 2017, the IFRS Interpretations Committee (“the Committee”) published a summary of its agenda decision regarding accounting for interest and penalties related to income taxes, which is not specifically addressed by IFRS Standards. Although the Committee decided not to add this issue to its standard-setting agenda, the Committee noted if an entity considers a particular amount payable or receivable for interest and penalties to be an income tax, then the entity applies IAS 12 Income Taxes to that amount. If an entity does not apply IAS 12 to a particular amount payable or receivable for interest and penalties, it applies IAS 37 Provisions, Contingent Liabilities and Contingent Assets. As such, the Company retrospectively changed its accounting policy for the accounting of interest and penalties related to income taxes to be in line with the Committee decision. The change of accounting policy did not have a significant impact on the previously reported consolidated financial statements.

3. DISCONTINUED OPERATIONS

Shaw Tracking

In the third quarter of fiscal 2017, the Company entered into an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Wireline segment, for proceeds of approximately USD $20, net of working capital adjustments. Accordingly, the operating results and operating cash flows of the Tracking business are presented as discontinued operations separate from the Company’s continuing operations.

The transaction closed on September 15, 2017 and the Company recognized a loss on the divestiture within income from discontinued operations as follows:

February 28, 2018

Proceeds on disposal, net of transaction costs of $nil	18
Net assets disposed	(22)

(4)
Income taxes	2

Loss on divestiture, net of tax	(6)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

The assets and liabilities disposed of were as follows:

$
Accounts receivable	6
Inventories	5
Other current assets	1
Other long-term assets	25
Goodwill	24

61

Accounts payable and accrued liabilities	8
Deferred credits	33
Deferred income tax liabilities	(2)

22

A reconciliation of the major classes of line items related to Shaw Tracking constituting income from discontinued operations, net of tax, as presented in the consolidated statements of income is as follows:

	Three months ended February 28,		Six months ended February 28,
	2018	2017	2018	2017
Revenue	—	8	1	16

Operating, general and administrative expenses
Employee salaries and benefits	—	2	—	4
Purchases of goods and services	—	4	1	8

	—	6	1	12
Amortization	—	(1)	—	(1)

Income from discontinued operations before tax	—	3	—	5
Income taxes	—	1	—	1

Income from discontinued operations, net of tax, before divestiture	—	2	—	4
Loss on divestiture, net of tax	—	—	(6)	—

Income (loss) from discontinued operations, net of tax	—	2	(6)	4

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

ViaWest

In the fourth quarter of fiscal 2017, the Company entered into an agreement to sell 100% of its wholly owned subsidiary ViaWest, Inc. (“ViaWest”) for proceeds of approximately USD $1.68 billion. Accordingly, the operating results and operating cash flows for the previously reported Business Infrastructure Services segment are presented as discontinued operations separate from the Company’s continuing operations. Prior period financial information has been reclassified to present the Business Infrastructure Services division of the Company as a discontinued operation.

A reconciliation of the major classes of line items related to ViaWest constituting income from discontinued operations, net of tax, as presented in the consolidated statements of income is as follows:

	Three months ended February 28,		Six months ended February 28,
	2018	2017	2018	2017
Revenue	—	91	—	180
Eliminations(1)	—	(1)	—	(1)

	—	90	—	179
Operating, general and administrative expenses
Employee salaries and benefits	—	22	—	44
Purchases of goods and services	—	33	—	68

	—	55	—	112
Eliminations(1)	—	(1)	—	(1)

	—	36	—	68
Amortization	—	32	—	64
Interest on long-term debt	—	9	—	18
Amortization of transaction costs	—	1	—	1

Loss from discontinued operations before tax	—	(6)	—	(15)
Income taxes	—	(1)	—	(4)

Loss from discontinued operations, net of tax	—	(5)	—	(11)

(2)	Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they continue to be incurred subsequent to the disposition.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

4. BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the CEO, President and CFO and they review the operating performance of the Company by segments which comprise Wireline and Wireless. The chief operating decision makers utilize operating income before restructuring costs and amortization for each segment as a key measure in making operating decisions and assessing performance. As a result of the restructuring undertaken in 2017, the Company reorganized and integrated its management structure, previously separated in the Consumer and Business Network Services segments, into a combined Wireline segment, as costs are increasingly inseparable between these segments. There was no change to the Wireless operating segment.

The Wireline segment provides Cable telecommunications services including Video, Internet, Wi-Fi, Phone, Satellite Video and data networking through a national fibre-optic backbone network to Canadian consumers, North American businesses and public-sector entities. The Wireless segment, provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta.

The previously reported Business Infrastructure Services segment was comprised primarily of the ViaWest operations and as a result, the majority of this segment is now reported in discontinued operations. The remaining operations and their results are now included within the Wireline segment.

Both of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended February 28,		Six months ended February 28,
	2018	2017	2018	2017
Revenue
Wireline	1,066	1,066	2,141	2,144
Wireless
Service	142	117	273	234
Equipment and other	148	24	192	45

	290	141	465	279
	1,356	1,207	2,606	2,423
Intersegment eliminations	(1)	(1)	(2)	(1)

	1,355	1,206	2,604	2,422

Operating income before restructuring costs and Amortization
Wireline	465	474	911	948
Wireless	36	29	71	59

	501	503	982	1,007
Restructuring costs	(417)	—	(417)	(12)
Amortization	(251)	(233)	(507)	(457)

Operating income	(167)	270	58	538

Current taxes
Operating	43	40	87	81
Other/non-operating	(1)	(8)	(9)	(13)

	42	32	78	68

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended February 28,		Six months ended February 28,
	2018	2017	2018	2017
Capital expenditures accrual basis
Wireline	220	199	439	379
Wireless	56	53	173	118

	276	252	612	497

Equipment costs (net of revenue)
Wireline	12	17	29	41

Capital expenditures and equipment costs (net)
Wireline	232	216	468	420
Wireless	56	53	173	118

	288	269	641	538

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	270	259	602	485
Additions to equipment costs (net)	10	15	26	38
Additions to other intangibles	21	19	56	45

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	301	293	684	568
Increase/decrease in working capital and other liabilities related to capital expenditures	(12)	(26)	(37)	(33)
Decrease in customer equipment financing receivables	1	2	2	3
Less: Proceeds on disposal of property, plant and equipment	(2)	—	(8)	—

Total capital expenditures and equipment costs (net) reported by segments	288	269	641	538

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

5. OTHER CURRENT ASSETS

	February 28, 2018	August 31, 2017
	$	$
Prepaid expenses	108	99
Wireless handset receivables(1)	122	56

	230	155

(1)	As described in the revenue and expenses accounting policy detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2017, these amounts relate to the current portion of wireless handset discounts receivable.

6. PROVISIONS

	Asset retirement obligations	Restructuring (1)	Other	Total
	$	$	$	$
Balance as at September 1, 2017	60	7	76	143
Additions	1	417	16	434
Accretion	1	—	—	1
Reversal	—	—	(5)	(5)
Payments	—	(23)	—	(23)

Balance as at February 28, 2018	62	401	87	550

Current	—	7	69	76
Long-term	60	—	7	67

Balance as at September 1, 2017	60	7	76	143

Current	—	203	80	283
Long-term	62	198	7	267

Balance as at February 28, 2018	62	401	87	550

(1)	During fiscal 2017, the Company restructured certain operations within the Wireline segment and announced a realignment to integrate certain Consumer/Business operations and Freedom Mobile. The majority of the remaining costs are expected to be paid in the current year.

During the second quarter of the current year, the Company offered a voluntary departure program to a group of eligible employees as part of a total business transformation initiative. In connection with the restructuring, the Company recorded $417 primarily related to severance and employee related costs in respect of the approximate 3,300 affected employees. A total of $18 has been paid in fiscal 2018. The remaining costs are expected to be paid out within the next 24 months.

7. OTHER LONG-TERM LIABILITIES

	February 28, 2018	August 31, 2017
	$	$
Pension liabilities [note 16]	22	99
Post retirement liabilities	5	5
Other	3	10

	30	114

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

8. OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended February 28,		Six months ended February 28,
	2018	2017	2018	2017
Employee salaries and benefits	606	204	805	413
Purchase of goods and services	665	499	1,234	1,014

	1,271	703	2,039	1,427

9. LONG-TERM DEBT

	February 28, 2018			August 31, 2017
	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity
	$	$	$	$	$	$
Corporate
Cdn fixed rate senior notes –
5.65% due October 1, 2019	1,248	2	1,250	1,247	3	1,250
5.50% due December 7, 2020	499	1	500	498	2	500
3.15% due February 19, 2021	298	2	300	298	2	300
4.35% due January 31, 2024	498	2	500	498	2	500
3.80% due March 1, 2027	298	2	300	298	2	300
6.75% due November 9, 2039	1,419	31	1,450	1,419	31	1,450

	4,260	40	4,300	4,258	42	4,300
Other
Freedom Mobile – other	1	—	1	2	—	2
Burrard Landing Lot 2 Holdings Partnership(1)	50	—	50	40	—	40

Total consolidated debt	4,311	40	4,351	4,300	42	4,342
Less current portion (2)	1	—	1	2	—	2

	4,310	40	4,350	4,298	42	4,340

(1)	In February 2018, the Partnership refinanced its debt. The Partnership received an additional mortgage loan of $30 and used the proceeds to loan excess funds to each of its partners, of which the Company received $10. The additional loan matures on November 1, 2024 and bears interest at 4.14% compounded semi-annually.
(2)	Current portion of long-term debt includes amounts due within one year in respect of Freedom Mobile’s finance lease obligations.

10. SHARE CAPITAL

Changes in share capital during the six months ended February 28, 2018 are as follows:

	Class A Shares		Class B Non-Voting Shares		Series A Preferred Shares		Series B Preferred Shares
	Number	$	Number	$	Number	$	Number	$
August 31, 2017	22,420,064	2	474,350,861	3,795	10,012,393	245	1,987,607	48
Issued upon stock option plan exercises	—	—	1,140,600	31	—	—	—	—
Issued pursuant to dividend reinvestment plan	—	—	3,915,052	106	—	—	—	—

February 28, 2018	22,420,064	2	479,406,513	3,932	10,012,393	245	1,987,607	48

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

11. EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended February 28,		Six months ended February 28,
	2018	2017	2018	2017
Numerator for basic and diluted earnings per share ($)
Net income (loss) from continuing operations	(164)	150	(44)	244
Deduct: dividends on Preferred Shares	(2)	(2)	(4)	(4)

Net income (loss) attributable to common shareholders from continuing operations	(166)	148	(48)	240
Net loss from discontinued operations	—	(3)	(6)	(7)

Net loss from discontinued operations attributable to common shareholders	—	(3)	(6)	(7)

Net income (loss) attributable to common shareholders	(166)	145	(54)	233

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	500	489	499	488
Effect of dilutive securities (1)	1	1	1	1

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	501	490	500	489

Basic earnings (loss) per share ($)
Continuing operations	(0.33)	0.31	(0.10)	0.49
Discontinued operations	—	(0.01)	(0.01)	(0.01)

Attributable to common shareholders	(0.33)	0.30	(0.11)	0.48

Diluted earnings (loss) per share ($)
Continuing operations	(0.33)	0.31	(0.10)	0.49
Discontinued operations	—	(0.01)	(0.01)	(0.01)

Attributable to common shareholders	(0.33)	0.30	(0.11)	0.48

(1)	The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and six months ended February 28, 2018, 3,771,466 (2017 – 3,443,718) and 2,696,312 (2017 – 3,475,941) options were excluded from the diluted earnings per share calculation, respectively.

12. OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the six months ended February 28, 2018 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	4	(1)	3
Adjustment for hedged items recognized in the period	3	(1)	2
Share of other comprehensive income of associates	5	—	5

	12	(2)	10
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	86	(23)	63

	98	(25)	73

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive income and the related income tax effects for the three months ended February 28, 2018 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	(2)	1	(1)
Adjustment for hedged items recognized in the period	2	(1)	1
Share of other comprehensive income of associates	6	—	6

	6	—	6
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	101	(27)	74

	107	(27)	80

Components of other comprehensive income and the related income tax effects for the six months ended February 28, 2017 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	2	(1)	1
Adjustment for hedged items recognized in the period	(2)	1	(1)
Share of other comprehensive income of associates	10	—	10
Exchange differences on translation of a foreign operation	14	—	14
Exchange differences on translation of US denominated debt hedging a foreign operation	(6)	—	(6)

	18	—	18
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	23	(6)	17

	41	(6)	35

Components of other comprehensive loss and the related income tax effects for the three months ended February 28, 2017 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(1)	—	(1)
Adjustment for hedged items recognized in the period	—	—	—
Share of other comprehensive income of associates	2	—	2
Exchange differences on translation of a foreign operation	(13)	—	(13)
Exchange differences on translation of US denominated debt hedging a foreign operation	6	—	6

	(6)	—	(6)

Accumulated other comprehensive loss is comprised of the following:

	February 28, 2018 $	August 31, 2017 $
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	(3)	(8)
Share of other comprehensive income of associates	13	8
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(68)	(131)

	(58)	(131)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

13. STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from continuing operations

	Three months ended February 28,		Six months ended February 28,
	2018	2017	2018	2017
Net income (loss) from continuing operations	(164)	150	(44)	244
Adjustments to reconcile net income to funds flow from operations:
Amortization	252	233	508	458
Deferred income tax expense	(95)	24	(54)	16
Share-based compensation	1	1	2	2
Defined benefit pension plans	4	1	8	4
Equity income of an associate or joint venture	(16)	(9)	(46)	(36)
Provision for investment loss	—	—	—	107
Other	(8)	(3)	(16)	(9)

Funds flow from continuing operations	(26)	397	358	786

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended February 28,		Six months ended February 28,
	2018	2017	2018	2017
Interest paid	28	35	117	136
Income taxes paid (net of refunds)	51	61	164	189
Interest received	1	1	2	2

(iii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended February 28,		Six months ended February 28,
	2018	2017	2018	2017
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	54	50	106	99

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

14. FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

(iv)	Other long-term liabilities

The fair value of contingent consideration arising from a business acquisition is determined by calculating the present value of the probability weighted assessment of the likelihood that revenue targets will be met and the estimated timing of such payments.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

The carrying values and estimated fair values of long-term debt and a contingent liability are as follows:

	February 28, 2018		February 28, 2017
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	$	$	$	$
Liabilities
Long-term debt (including current portion) (1)	4,311	4,839	5,948	6,617
Contingent liability(2)	—	—	1	1

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.
(2)	Level 3 fair value – determined by valuation techniques using inputs that are not based on observable market data.

15. INVESTMENTS AND OTHER ASSETS

Corus Entertainment Inc.

In connection with the sale of the Media division to Corus in 2016, the Company received 71,364,853 Corus Class B non-voting participating shares (the “Corus B Consideration Shares”) representing approximately 37% of Corus’ total issued equity of Class A and Class B shares. The Company agreed to retain approximately one third of its Corus B Consideration Shares for 12 months post-closing, a second one third for 18 months post-closing and the final one third for 24 months post-closing. The Company also agreed to have its Corus B Consideration Shares participate in Corus’ dividend reinvestment plan while subject to these retention periods until September 1, 2017. For the three and six months ended February 28, 2018, the Company received dividends of $23 (2017 – $22) and $46 (2017 – $43) from Corus, of which $nil (2017 – $20) and $nil (2017 – $41) were reinvested in additional Corus Class B shares, respectively. At February 28, 2018, the Company owned 80,630,383 (2017 – 77,537,826) Corus Class B shares having a fair value of $645 (2017 – $982) and representing 39% (2017 – 38%) of Corus’ total issued equity of Class A and Class B shares. The Company’s weighted average ownership of Corus for the months ended February 28, 2018 was 39% (2017 – 38%). As of September 1, 2017, the Company’s Corus B Consideration Shares no longer participate in Corus’ dividend reinvestment plan.

Summary financial information for Corus and reconciliation with the carrying amount of the investment in the unaudited interim condensed consolidated balance sheets is as follows:

	February 28, 2018	August 31, 2017
Current assets	525	525
Non-current assets	5,469	5,543
Current liabilities	(580)	(604)
Non-current liabilities	(2,786)	(2,864)

Net assets	2,628	2,600
Less: non-controlling interests	(156)	(159)

	2,472	2,441
Carrying amount of the investment	902	897

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

Summarized statement of earnings of Corus:

	Three months ended February 28,		Six months ended February 28,
	2018	2017	2018	2017
Revenue	369	368	827	836
Net income attributable to:
Shareholders	40	25	118	96
Non-controlling interest	6	7	13	17

	46	32	131	113
Other comprehensive income (loss), attributable to shareholders	16	6	13	26

Comprehensive income	62	38	144	139

Equity income from associates(1)	16	9	46	36
Other comprehensive income (loss) from equity accounted associates(1)	6	2	5	10

	22	11	51	46

(1)	The Company’s share of income and other comprehensive income reflect the weighted average proportion of Corus net income and other comprehensive income attributable to shareholders for the three and six months periods ended February 28, 2018 and 2017.

16. EMPLOYEE BENEFIT PLANS

Defined benefit pension plans

The Company has two non-registered retirement plans for designated executives and senior executives. The following is a summary of the accrued benefit liabilities recognized in the statement of financial position.

	February 28, 2018	August 31, 2017
	$	$
Non-registered plans
Accrued benefit obligation	455	532
Fair value of plan assets	433	433

Accrued benefit liabilities and deficit	22	99

The plans expose the Company to a number of risks, of which the most significant are as follows:

(i)	Volatility in market conditions: The accrued benefit obligations are calculated using discount rates with reference to bond yields closely matching the term of the estimated cash flows while many of the assets are invested in other types of assets. If plan assets underperform these yields, this will result in a deficit. Changing market conditions in conjunction with discount rate volatility will result in volatility of the accrued benefit liabilities. To minimize some of the investment risk, the Company has established long-term funding targets where the time horizon and risk tolerance are specified.

(ii)	Selection of accounting assumptions: The calculation of the accrued benefit obligations involves projecting future cash flows of the plans over a long-time frame. This means that assumptions used can have a material impact on the statements of financial position and comprehensive income because in practice, future experience of the plans may not be in line with the selected assumptions.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

Non-registered pension plans

The Company provides a supplemental executive retirement plan (“SERP”) for certain of its senior executives. Benefits under this plan are based on the employees’ length of service and their highest three-year average rate of eligible pensionable earnings during their years of service. In 2012, the Company closed the plan to new participants and amended the plan to freeze base salary levels at August 31, 2012 for purposes of determining eligible pensionable earnings. Employees are not required to contribute to this plan.

The Company provides an executive retirement plan (“ERP”) for certain executives not covered by the SERP. Benefits under this plan are comprised of defined contribution and defined benefit components and are based on the employees’ length of service as well as final average earnings during their years of service. Employees are not required to contribute to this plan.

The table below shows the change in benefit obligation and funding status and the fair value of plan assets.

	SERP	ERP	Total
	$	$	$
Accrued benefit obligation, as at September 1, 2017	518	14	532
Current service cost	4	4	8
Remeasurements:
Effect of experience adjustments(1)	(85)	—	(85)

Accrued benefit obligation, as at February 28, 2018	437	18	455

Fair value of plan assets, as at September 1, 2017	420	13	433
Employer contributions	—	—	—

Fair value of plan assets, as at February 28, 2018	420	13	433

Accrued benefit liability and plan deficit, as at February 28, 2018	17	5	22

(1)	In the second quarter of the fiscal year, a remeasurement related to the effect of experience adjustments of $85 million was recognized to reflect the decrease in the accrued benefit obligation due to demographic experience in the quarter.

The cost and related accrued benefit obligation of the Company’s non-registered pension plans are determined using actuarial valuations. The actuarial valuations involve estimates and actuarial assumptions including discount rates and rate of compensation increase (financial assumptions) as well as mortality rates and retirement rates (demographic assumptions). Due to the long-term nature of the non-registered pension plans, such estimates are subject to significant uncertainty. Remeasurements related to the effect of experience adjustments arise when the non-registered pension plans’ experience differs from the experience expected using the actuarial assumptions.